UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G**

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Cedar Fair, L.P.

(Name of Issuer)

Units Representing Limited Partner Interests

(Title of Class of Securities)

150185106

(CUSIP Number)

May 21, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of Units Representing Limited Partner Interests (“Units”) reported herein is 5,076,998, which constitutes approximately 9.1% of the total number of Units outstanding. All ownership percentages set forth herein assume that there are 55,517,287 Units outstanding.

CUSIP No. 150185106	13G

1.	NAMES OF REPORTING PERSONS Prufrock Onshore, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 322,515 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 322,515 (1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,515 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
12.	TYPE OF REPORTING PERSON (see instructions) IA
(1) Solely in its capacity as the general partner of Q Funding III, L.P.

CUSIP No. 150185106	13G

1.	NAMES OF REPORTING PERSONS Star Spangled Sprockets, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 706,128 (2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 706,128 (2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 706,128 (2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%
12.	TYPE OF REPORTING PERSON (see instructions) IA
(2) Solely in its capacity as the general partner of Q4 Funding, L.P.

CUSIP No. 150185106	13G

1.	NAMES OF REPORTING PERSONS Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,143,033 (3)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,143,033 (3)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,143,033 (3)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12.	TYPE OF REPORTING PERSON (see instructions) IA
(3) The Units were acquired by Amalgamated Gadget, L.P. ("Amalgamated") for and on behalf of R2-R4 PARQ, Inc. ("R2-R4") and R3 PARQ, Inc. ("R3") pursuant to Investment Management Agreements with each of R2-R4 and R3. Pursuant to such Agreements, Amalgamated has sole voting and dispositive power over such Units, and R2-R4 and R3 have no beneficial ownership of such Units.

CUSIP No. 150185106	13G

1.	NAMES OF REPORTING PERSONS Scepter Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,198,796 (4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,198,796 (4)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,198,796 (4)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%
12.	TYPE OF REPORTING PERSON (see instructions) IA
(4) Solely in its capacity as the sole general partner of Amalgamated Gadget, L.P. with respect to 2,143,033 Units and of Acme Energized, L.P. with respect to 55,763 Units.

CUSIP No. 150185106	13G

1.	NAMES OF REPORTING PERSONS Geoffrey Raynor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,076,998 (5)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,076,998 (5)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,076,998 (5)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12.	TYPE OF REPORTING PERSON (see instructions) IN
(5) Solely in his capacity as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 322,515 Units. Solely in his capacity as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 706,128 Units. Solely in his capacity as control person of Scepter Holdings, Inc., the general partner of Amalgamated Gadget, L.P. and Acme Energized, L.P., with respect to 2,198,796 Units. In addition, 1,849,559 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

13G

Item 1(a). Name of Issuer.

The name of the issuer is Cedar Fair, L.P. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The principal executive offices of the Issuer are located at One Cedar Point Drive, Sandusky, Ohio 44870-5259.

Item 2(a). Names of Persons Filing.

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13G Statement on behalf of Prufrock Onshore, L.P., a Texas limited partnership ("Prufrock"), Star Spangled Sprockets, L.P., a Texas limited partnership ("Star"), Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor" and collectively with Prufrock, Star, Amalgamated, and Scepter, the "Reporting Persons"). Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): J Alfred Onshore, LLC, a Texas limited liability company ("J Alfred") and Excalibur Domestic, LLC, a Texas limited liability company ("Excalibur"). The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons" and individually an “Item 2 Person.” The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

Item 2(b). Address or Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Item 2 Persons is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Item 2(c). Citizenship.

All of the natural persons listed in Item 2(a) are citizens of the United States of America.

Item 2(d). Title of Class of Securities.

This Schedule 13G Statement relates to the Units Representing Limited Partner Interests of the Issuer.

Item 2(e). CUSIP No.

150185106

Item 3.  Filing Pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

This Schedule 13G Statement is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c).

Item 4.  Ownership.

(a)-(b)

Reporting Persons

Prufrock

Because of its position as the sole general partner of Q Funding III, L.P., Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 322,515 Units, which constitutes approximately 0.6% of the outstanding Units.

Star

Because of its position as the sole general partner of Q4 Funding, L.P., Star may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 706,128 Units, which constitutes approximately 1.3% of the outstanding Units.

Amalgamated

Pursuant to Investment Management Agreements with R2-R4 PARQ, Inc. and R3 PARQ, Inc., Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 2,143,033 Units, which constitutes approximately 3.9% of the outstanding Units.

Scepter

Because of its position as the sole general partner of each of Amalgamated and Acme Energized, L.P., Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,198,796 Units, which constitutes approximately 4.0% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred, Excalibur, and Scepter and because of his personal holdings, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 5,076,998 Units, which constitutes approximately 9.1% of the outstanding Units.

Controlling Persons

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 322,515 Units, which constitutes approximately 0.6% of the outstanding Units.

Excalibur

Because of its position as the sole general partner of Star, Excalibur may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 706,128 Units, which constitutes approximately 1.3% of the outstanding Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the Item 2 Persons is the beneficial owner of any Units.

(c)

Reporting Persons

Prufrock

Acting through its general partner, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,515 Units.

Star

Acting through its general partner, Star has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 706,128 Units.

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,143,033 Units.

Scepter

As the sole general partner of each of Amalgamated and Acme Energized, L.P., Scepter has the sole power to vote or direct the vote and to dispose or to direct the disposition of 2,198,796 Units.

Raynor

As the person who controls J Alfred, Excalibur, and Scepter, and because of his personal holdings, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,076,998 Units.

Controlling Persons

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 322,515 Units.

Excalibur

As the sole general partner of Star, Excalibur has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 706,128 Units.

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 22, 2012

PRUFROCK ONSHORE, L.P.

By: J Alfred Onshore, LLC, its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

STAR SPANGLED SPROCKETS, L.P.

By: Excalibur Domestic, LLC, its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

AMALGAMATED GADGET, L.P.

By: Scepter Holdings, Inc., its general partner

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

SCEPTER HOLDINGS, INC.

By: /S/ Brandon Teague

Brandon Teague, Director of Trading

GEOFFREY RAYNOR

By: /S/ Brandon Teague

Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor